MORGAN GRENFELL SMALLCAP FUND INC DFRN 14A
Filing Date: 03/29/2000


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 TYPE:  DFRN 14A
 SEQUENCE:  1


                          SCHEDULE 14A INFORMATION
                   PROXY STATEMENT PURSUANT TO SECTION 14(A) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

Filed by Registrant  [     ]
Filed by a Party other than the Registrant  [X]

Check the appropriate box:

[   ] Preliminary Proxy Statement     [  ]  Confidential, For Use of the
                                            Commission Only (as
                                            permitted
                                            by Rule 14a-6(e)(2))

[ X ]     Definitive Proxy Statement

[   ]     Definitive Additional Materials

[   ]     Soliciting Material Pursuant to Sec. 240.14a-11(c) or Sec. 240.14a-12
                       MORGAN GRENFELL SMALLCAP FUND, INC.
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                   (Name of Registrant as Specified in its Charter)
                             Ralph W. Bradshaw
------------------------------------------------------------------------

   (Name of Person(s) Filing Proxy Statement, if Other Than the
Registrant)

Payment of Filing Fee (Check the appropriate box):

[X]     No fee required.

[   ]     Fee computed on table below per Exchange Act Rules 14a-6(i)(4)
and 0-11.

          (1) Title of each class of securities to which transaction applies: _____________________________________________

          (2) Aggregate number of securities to which transaction applies: _____________________________________________

          (3) Per unit price or other underlying value of transaction computed pursuant to Exchange Act Rule 0-11 (Set forth the amount on which the filing fee is calculated and state how it was determined):
                 ______________________________________________________
          (4)    Proposed maximum aggregate value of transaction:
                 ______________________________________________________
          (5)    Total fee paid:_______________________________________
 [   ]     Fee paid previously with preliminary materials.



[   ]   Check box if any part of the fee is offset as provided by
Exchange Act Rule 0-11(a)(2) and identify the filing for which the
offsetting fee was paid previously.   Identify the previous filing by
registration statement number, or the form or schedule and the date of its filing.

       (1)   Amount previously paid:
             _______________________________________
       (2)   Form, Schedule or Registration Statement No.:
             _______________________________________
       (3)   Filing Party:
             _______________________________________
       (4)   Date Filed:
             _______________________________________

OPPOSING PROXY   2000     THE MORGAN GRENFELL SMALLCAP FUND, INC.
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                        Ralph W. Bradshaw
         One West Pack Square, Suite 750, Asheville, NC  28801
               828-255-4833  Fax: 828-255-4834


Dear Fellow Stockholders:

As a stockholder in the Morgan Grenfell Smallcap Fund, I am concerned with the persistent discount from Net Asset Value ("NAV") at which shares of the Fund have traded. As in the past, the board has refrained from presenting any proposals in the proxy for the upcoming annual meeting to address this issue.

To help give stockholders a stronger voice on matters affecting the value of their investments in the Fund at the 2000 Meeting of Stockholders, I intend to nominate myself for election as director of the Fund. The meeting will be held on April 18, 2000.

I am committed to exploring and implementing measures intended to increase the market price of your shares. If elected, I would encourage the Board of Directors to consider and to implement a variety of actions designed to enhance stockholder value.

Some of these might include, but are not limited to:

 - Significant perpetual repurchases of shares in the market, which would have the effect of increasing NAV and the likely effect of reducing the discount;

 - Delivering NAV to those shareholders who want it as soon as is practical while minimizing the impact on those investors who may want to remain in a closed-end fund structure;

My perspective is independent from that of directors affiliated with or nominated by the existing manager. If elected, I will bring a range of experience gained as an active director on several closed-end fund boards. I intend to promote policies which emphasize cost control, pro-active management of the discount problem through aggressive share buy-backs, and better responsiveness to shareholder concerns, and I believe that these policies will be beneficial to the shareholders of the Morgan Grenfell Smallcap Fund, as they have been in other funds.

I believe that neither the manager of the Fund nor the Fund's Board of Directors have taken effective steps to address the discount problem. My election would be an effective way to work towards an environment where stockholder interests are given primary consideration.

While substantially outpaced over the years by much of the U.S. market, the Fund's NAV performance has generally been in line with some of the smaller cap indices. Unfortunately, however, the market price has continued to be affected by a persistent double digit (%) discount. On 12/31/99, when the market price of the shares was $14.18, the net asset value of the shares was $15.90, representing a discount of $1.72 per share or a +12.1% immediate gain to the shareholders if the discount were eliminated. Subsequently, the discount has continued to deteriorate so that on 3/10/00, the difference between market price and NAV was 18.8%. In my opinion, the leadership of our Fund needs to hear an independent voice for improvement.

OPPOSING PROXY   2000     THE MORGAN GRENFELL SMALLCAP FUND, INC.
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Between advisory fees, underwriting fees, and sales loads, this fund has been a great performer for the Fund's service providers. Effective methods of delivering net asset value to shareholders and enhancing the market value of the shares are likely to reduce the size of the Fund and the corresponding management fees. Shareholders need to evaluate their own interests and decide if those interests could be better served by more independence on the Board.

There should be no illusion that the voice of a single director on a board is enough to force improvement. However, the election of an independent representative may serve as a catalyst for change by sending an unmistakable message that the status quo is unacceptable to the owners of the Fund.

I do not intend to spend a lot of money on expensive lawyers, multiple mailings, and proxy solicitors who will call you on the telephone and try to influence your vote. Please send a message to our Fund's management by voting on and returning the green proxy card.


Please read the attached Proxy Statement carefully. It contains additional information about issues that will be raised at the Fund's annual meeting.


To enable us to vote your shares on these issues, PLEASE MARK, SIGN, and DATE AND RETURN THE ENCLOSED [GREEN] PROXY CARD IN THE POSTAGE PAID ENVELOPE THAT HAS BEEN PROVIDED. You may vote on all proposals contained in the Fund's [WHITE] proxy card by using the enclosed [GREEN] proxy card. Instructions for executing the [GREEN] proxy card follow below.

If you have already returned the [WHITE] proxy card sent to you by the Fund, you may revoke that proxy and vote for our nominee and proposal by marking, signing, dating and mailing a later dated [GREEN] proxy card.

AFTER SUBMITTING A [GREEN] PROXY CARD, PLEASE DO NOT RETURN A [WHITE] PROXY CARD (EVEN IF YOU ARE VOTING AGAINST THE NOMINEES NAMED IN THE FUND'S PROXY STATEMENT), UNLESS YOU WISH TO REVOKE YOUR [GREEN] PROXY CARD.

If you have any questions, please call me at (828) 255-4833

Sincerely yours,



Ralph W. Bradshaw



TO SUPPORT THESE EFFORTS TO ENHANCE STOCKHOLDER VALUE, PLEASE MARK, DATE, SIGN AND RETURN THE ENCLOSED [GREEN] PROXY CARD USING THE ENCLOSED POSTAGE PAID ENVELOPE.

OPPOSING PROXY   2000     THE MORGAN GRENFELL SMALLCAP FUND, INC.
--------------------------------------------------------------------------------


VOTING INFORMATION

The Fund's proxy materials also include proposals relating to the election of a Director and the ratification of the selection of the Fund's independent Auditors. You may vote on all of the matters contained in the Fund's proxy statement by completing and returning the enclosed [GREEN] proxy card.

The Soliciting Shareholder is not making any recommendation as to how you should vote on ratification of the selection of the Fund's independent auditors.

A [GREEN] proxy card which is returned to the Soliciting Shareholder or its agent will be voted as you indicate on the card. If a [GREEN] proxy card is returned without indicating how to vote on a matter, your shares will be voted FOR the election of Ralph W. Bradshaw as a Director, and will ABSTAIN on the proposals to ratify the selection of the Fund's independent Auditors. All other stockholder proposals introduced at the meeting will be voted at the time of the meeting by the Soliciting Shareholder in accordance with the best interests of the stockholders in the sole judgement and opinion of the Soliciting Shareholder.

If you have already returned the [WHITE] proxy card that was sent to you by the Fund, you may revoke that proxy and vote for the Soliciting Shareholder's nominee by marking, signing, dating and mailing a later dated [GREEN] proxy card.

Completing and returning a [WHITE] proxy card, even to vote against the nominees named in the Fund's proxy statement, after you return the enclosed [GREEN] proxy card will revoke the proxy given in the [GREEN] card.

Therefore, DO NOT return a [WHITE] proxy card after returning the [GREEN] card, unless you wish to completely cancel ALL of your choices on the [GREEN] proxy card.

------------------------------------------------------------------------------


                         PROXY STATEMENT IN OPPOSITION
                TO SOLICITATION BY THE BOARD OF DIRECTORS OF THE
                       MORGAN GRENFELL SMALLCAP FUND, INC.

                    ANNUAL MEETING OF STOCKHOLDERS
                     To be held on April 18, 2000

This proxy statement and the enclosed [GREEN] proxy card are being furnished to holders of record on February 14, 2000 (the "Record Date") of shares of common stock ("Common Stock")of the Morgan Grenfell Smallcap Fund, Inc. (the "Fund") by Ralph W. Bradshaw (the "Soliciting Shareholder"), in connection with the solicitation of proxies by the Soliciting Shareholder for use at the 2000 Annual Meeting of the Fund to be held at the offices of the Fund located at 885 Third Avenue, 32nd Floor, New York, New York 10022 on Tuesday, April 18, 2000 at 9:30 a.m. (eastern time) and any adjournment or adjournments thereof. The Soliciting Shareholder is soliciting a proxy to vote your shares at the 2000 Annual Meeting of Stockholders of the Fund and at any and all adjournments or postponements of the meeting.

OPPOSING PROXY   2000     THE MORGAN GRENFELL SMALLCAP FUND, INC.
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INTRODUCTION

This proxy statement and the enclosed [GREEN] proxy card are first being sent to stockholders of the Fund on or about March 28, 2000 for the following purposes:

(1) to elect a director of the Fund, to hold office for the term indicated and until his successor shall have been elected and qualified;

(2) to consider and act upon a proposal to ratify the appointment of KPMG LLP as Independent Certified Public Accountants for the fiscal year ending December 31, 2000; and

(3) to consider and act upon such other business as may properly come before the Meeting or any adjournments thereof.


With respect to these matters, the Soliciting Shareholder is soliciting a proxy to vote your shares:

    - IN FAVOR of the election of the individual whom the Soliciting Shareholder intends to nominate for election as director of the Fund;

and the Soliciting Shareholder is making no recommendation on how shares should be voted on Item 2, the ratification of the selection of the Fund's independent auditors, and will ABSTAIN if no preference is indicated.

How Proxies Will Be Voted

All of the proposals scheduled by the Fund to be voted on at the meeting are included in the enclosed [GREEN] proxy card. If you wish to vote IN FAVOR of this nominee, and FOR any the other proposal, you may do so by completing and returning a [GREEN] proxy card.

If you return a [GREEN] proxy card to the Soliciting Shareholder or its agent, your shares will be voted on each matter as you indicate. If you do not indicate how your shares are to be voted on a matter, they will be voted FOR the election of the nominee named in this proxy. If you do not indicate how to vote on the ratification of the selection of the Fund's independent auditors, your shares will be voted TO ABSTAIN on that matter. All other proposals introduced at the meeting will be voted at the time of the meeting by the Soliciting Shareholder in accordance with the best interests of the stockholders, in the sole judgement and opinion of the Soliciting Shareholder. If you return a [GREEN] proxy card, you will be granting the persons named as proxies discretionary authority to vote on any other matters of which they are not now aware that may come before the meeting. These may include, among other things, matters relating to the conduct of the meeting and proposals of other stockholders.

Voting Requirements

Only stockholders of record on the Record Date are entitled to vote at the meeting. According to the Fund's proxy statement, as of February 14, 2000, there were 9,802,054 issued and outstanding shares of common stock of the Fund. Shareholders will be entitled to one vote for each share held. Only shareholders of record at the close of business on February 14, 2000 will be entitled to vote at the Meeting. Directors of the Fund are elected by a plurality of the votes cast.

OPPOSING PROXY   2000     THE MORGAN GRENFELL SMALLCAP FUND, INC.
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Ratification of the selection of the Fund's independent auditors requires the affirmative vote of a simple majority of shares present and voting at the Meeting.


In tallying stockholder votes, abstentions and "broker non-votes" (i.e., shares held by brokers or nominees as to which (a) instructions have not been received from the beneficial owners or persons entitled to vote and (b) the broker or nominee does not have discretionary voting power on a particular matter) will be counted for purposes of determining whether a quorum is present for purposes of convening the meeting, but neither abstentions nor broker non-votes will be considered votes cast for any purposes at the Meeting. The nominee receiving the largest number of votes will be elected to serve as director of the Fund.

If a quorum is not present at the meeting, the persons named as proxies may propose one or more adjournments of the meeting to permit further solicitation of proxies. The proxies may also propose an adjournment for other reasons. Any adjournment will require the affirmative vote of a majority of those shares present at the meeting in person or by proxy. If an adjournment of the meeting is proposed, the person named as proxy on the [GREEN] proxy card will vote for or against such adjournment in his discretion.

Revocation of Proxies

You may revoke any proxy you give to management or the Soliciting Shareholder At any time prior to its exercise in the following ways:

Deliver a written revocation of your proxy to the Secretary of the Fund;

Execute and deliver a later dated proxy to the Soliciting Shareholder or to the Fund or our respective agents; or

Vote in person at the meeting. (Attendance at the meeting will not in and of itself revoke a proxy.)

There is no limit on the number of times you may revoke your proxy prior to the meeting. Only the latest dated, properly signed proxy card will be counted.


INFORMATION CONCERNING THE SOLICITING SHAREHOLDER

The address of the Soliciting Shareholder is One West Pack Square, Suite 750, Asheville, NC 28801.

As of the Record Date, the Soliciting Shareholder had the beneficial ownership of 1000 shares of Common Stock of the Fund.

Exhibit 1 to this proxy statement contains a schedule showing the purchases and sales of Common Stock of the Fund by the Soliciting Shareholder within the past two years.

The Soliciting Shareholder has made the decision to seek Board representation after an extended period of unsatisfactory shareholder results. Moreover, he believes that effective measures have not been taken by the investment manager nor has there been effective direction by the current Board to deal with the persistent discount to NAV at which the Fund's shares trade on the open market.

OPPOSING PROXY   2000     THE MORGAN GRENFELL SMALLCAP FUND, INC.
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There are no contracts, arrangements, or understandings of any kind between the
Soliciting Shareholder and any other person with respect to how shares of the Fund owned by that person might be voted.

REASONS FOR THE SOLICITATION

In my view, management has not taken meaningful steps to enhance stockholder value. For this reason, the purpose of this proxy is to solicit your vote to elect Ralph W. Bradshaw to the Board of Directors.

I believe that the election of Mr. Bradshaw as director will provide stockholders with an independent voice on important matters affecting the Fund. His election may give the Board a new perspective and may help assure that measures intended to benefit stockholders are more actively considered. The measures that he expects to advocate may include but are not limited to:

    - Delivering an option to shareholders to receive full net asset value for their shares;

    - Enhancing both net asset value and market value of the Fund's shares through aggressive, perpetual buybacks of shares in the market;

    - Greater stockholder guidance to the Board, enhancing its ability to act in the best interests of stockholders.

If you share these goals, I urge you to vote, using the enclosed [GREEN] proxy card.

CERTAIN CONSIDERATIONS

In deciding whether to give the Soliciting Shareholder your proxy, you should consider the following information.

Even if its nominee is elected, there can be no assurance that the full Board of Directors will take any actions that he may advocate or that such actions, if taken, will achieve their intended goals. This nominee will, if elected, represent only one of the Fund's four directors, absent the resignation of any other directors.

Implementation of certain Board actions may require stockholder approval, and no assurance can be given that such approval will be obtained. In addition, various costs, which would be borne indirectly by stockholders, may be associated with certain actions, including but not limited to those associated with holding a special meeting of stockholders.

The Soliciting Shareholder believes that all stockholders of the Fund will benefit if any actions taken to improve stockholder value or to reduce or eliminate the discount from NAV are successful.


ELECTION OF DIRECTORS

There are four members in the current Board of Directors.

OPPOSING PROXY   2000     THE MORGAN GRENFELL SMALLCAP FUND, INC.
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At the meeting, stockholders will have the opportunity to elect one person as a director of the Fund to serve for a three-year term and until his successor shall have been elected and qualified.

The Soliciting Shareholder intends to nominate Ralph W. Bradshaw for election as director of the Fund to serve until the Fund's annual meeting in 2003. Information about the nominee is as follows:

Name, Business Address       Age       Principal Business Occupations


Ralph W. Bradshaw           49
One West Pack Square
Suite 750
Asheville, NC  28801          Mr. Bradshaw has served as a research Consultant
                              to Deep Discount Advisors, Inc. and Ron
                              Olin Investment Management Company, who
                              are registered investment advisors specializing in closed-end fund investments, for over five years.
                              Mr. Bradshaw currently serves as a
                              Director on the Boards of The Clemente
                              Strategic Value Fund (1998), The Austria Fund
                              (1999), The Central European Value Fund (1999), and The Portugal Fund (1999), all NYSE-listed closed-end funds.

Number of Shares Owned Directly or
Indirectly As of February 14, 2000               1000


The Fund pays no compensation to the Fund's officers. According to the Fund's proxy, none of the Fund's directors or officers has engaged in any financial transactions with the Fund or the Advisor.

Other than fees that may be payable by the Fund to its directors, the nominee named above has no arrangement or understanding with any person with respect to any future employment by the Fund or by any affiliate of the Fund.

The persons named as proxies in the enclosed [GREEN] proxy card intend, in the absence of contrary instructions, to vote all proxies they are entitled to vote IN FAVOR of the election of the nominee named above. The nominee has consented to stand for election and to serve if elected. If he is unable to serve, an event not now anticipated, the proxies will be voted for such other person, if any, as is designated by the persons named as proxies.

Information regarding the persons now serving as directors and officers of the Fund, and additional information regarding the Fund, is contained in the Fund's proxy statement.


PRINCIPAL HOLDERS OF VOTING SECURITIES

The Fund's proxy shows Deep Discount Advisors, Inc. and Ron Olin Investment Management Company as beneficial owners of 16.3% and 8.6% respectively of the Fund's outstanding shares. Ralph Bradshaw is a former employee and currently a consultant to Deep Discount Advisors. He

OPPOSING PROXY   2000     THE MORGAN GRENFELL SMALLCAP FUND, INC.
--------------------------------------------------------------------------------


                                            has been a consultant to Ron Olin
Investment Management Company since 1995. Neither company is a party to this solicitation and, as passive investors in the Fund's shares, they are not endorsing Mr. Bradshaw's candidacy. The Soliciting Shareholder knows of no other person who owned of record or beneficially more than 5% of the outstanding Common Stock of the Fund that is not disclosed in the Fund's proxy statement.

According to the Fund's proxy statement, the directors and officers of the Fund, as a group owned less than 1% of the outstanding shares of the Fund.

THE SOLICITATION

Ralph W. Bradshaw, the Soliciting Shareholder, is making this solicitation.

Banks, brokerage houses and other custodians, nominees and fiduciaries will be requested to forward this proxy statement and the enclosed [GREEN] proxy card to the beneficial owners of shares of Common Stock for whom they hold shares of record. The Soliciting Shareholder will reimburse these organizations for their reasonable out-of-pocket expenses.

The Soliciting Shareholder will bear all of the fees and expenses related to this proxy solicitation.

The Soliciting Shareholder is not and, within the past year, has not been a party to any contract, arrangement or understanding with any person with respect to any securities of the Fund. In addition, there is no arrangement or understanding involving the Soliciting Shareholder which relates to future employment by the Fund or any future transaction with the Fund.

If you have any questions concerning this proxy solicitation or the procedures to be followed to execute and deliver a proxy, please contact the Soliciting Shareholder at 828-255-4833.


ADDITIONAL PROPOSALS

The Soliciting Shareholder knows of no business that will be presented for consideration at the meeting other than that set forth in this proxy statement and in the Fund's proxy statement. If any other matters are properly presented for consideration at the meeting, it is the intention of the persons named as proxies on the enclosed [GREEN] proxy card to vote in accordance with his own best judgment on such matters.

The date by which a stockholder must submit a proposal to be presented at the 2001 Annual Meeting of Stockholders is set forth in the Fund's proxy statement.

Dated: March 28, 2000



EXHIBIT 1   Purchases and Sales of Morgan Grenfell Smallcap Fund Shares

SECURITIES OF THE FUND PURCHASED OR SOLDWITHIN THE PAST TWO YEARS BY THE SOLICITING SHAREHOLDER


7/12/99      1000  purchased

[PROXY CARD]


OPPOSING PROXY   2000     THE MORGAN GRENFELL SMALLCAP FUND, INC.
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                                PROXY CARD

                     PROXY SOLICITED IN OPPOSITION
                    TO THE BOARD OF DIRECTORS OF THE
                   MORGAN GRENFELL SMALLCAP FUND, INC.

BY RALPH W. BRADSHAW
ANNUAL MEETING OF STOCKHOLDERS TO BE HELD ON April 18, 2000

The undersigned hereby appoints Thomas Westle, Lawrence Vincent, and Ralph Bradshaw, and each of them, as the undersigned's proxies, with full power of substitution, to attend the Annual Meeting of Stockholders of The Morgan Grenfell Smallcap Fund, Inc. (the "Fund") and to vote all shares of Common Stock of the Fund which the undersigned is entitled to vote at the Annual Meeting of Stockholders to be held at the offices of the Fund located at 885 Third Avenue, 32nd Floor, New York, New York 10022 on Tuesday, April 18, 2000 at 9:30 a.m. (eastern time), and any adjournment or adjournments thereof. Properly executed proxies will be voted (or the vote on such matters may be withheld on specific matters) in accordance with instructions appearing on the proxy. In the absence of specific instructions, proxies will be voted FOR the election of the nominee as director, ABSTAIN on proposal 2, and in the best discretion of the proxy holders as to any other matters. Please refer to the Proxy Statement for a discussion of the proposals.

(INSTRUCTIONS:  Mark votes by placing an "x" in the appropriate [    ].)

1. To elect one (1) Director to the Fund's Board of Directors to serve until the Fund's Annual Meeting in 2003. The nominee is:

       RALPH W. BRADSHAW       FOR THE NOMINEE  [   ]      WITHHOLD  [   ]

THE SOLICITING SHAREHOLDER URGES YOU TO VOTE "FOR" THE ELECTION OF THIS NOMINEE


2. To ratify the selection of KPMG LLP as Independent Certified Public Accountants for the fiscal year ending December 31, 2000.

         FOR  [   ]      AGAINST  [   ]      ABSTAIN  [   ]


THE SOLICITING SHAREHOLDER IS NOT MAKING A RECOMMENDATION ON PROPOSAL TWO. IF NO DIRECTION IS MADE, THE SOLICITING SHAREHOLDER WILL VOTE "ABSTAIN" ON PROPOSAL TWO. IMPORTANT - - PLEASE SIGN AND DATE BELOW SHARES WILL BE VOTED AS DIRECTED. IF NO DIRECTION IS MADE, THIS PROXY WILL BE VOTED IN FAVOR OF THE ELECTION OF THE NOMINEE NAMED ABOVE IN PROPOSAL 1 AND WILL ABSTAIN FROM VOTING ON PROPOSAL
2. ANY AND ALL OTHER PROPOSALS WILL BE VOTED BY THE PROXYHOLDERS IN THE BEST INTERESTS OF STOCKHOLDERS AS DETERMINED BY THE SOLE JUDGEMENT OF THE PROXYHOLDERS AT THE TIME OF THE MEETING. THE UNDERSIGNED HEREBY ACKNOWLEDGES RECEIPT OF THE PROXY STATEMENT DATED MARCH 28, 2000, OF RALPH W. BRADSHAW AND THE UNDERSIGNED HEREBY REVOKES ANY PROXY HERETOFORE EXECUTED BY THE UNDERSIGNED RELATING TO THE SUBJECT MATTER HEREOF AND CONFIRMS ALL THAT THE PROXIES MAY LAWFULLY DO BY VIRTUE HEREOF.


(IMPORTANT     -     PLEASE FILL IN DATE)
This proxy card is provided by Ralph W. Bradshaw, a shareholder of the Fund.Please sign exactly as your name appears hereon or on proxy cards previously sent to you. When shares are held by joint tenants, both should sign. When signing as an attorney, executor, administrator, trustee or guardian, please give full title as such. If a corporation, please sign in full corporate name by the President or other duly authorized officer.

If a partnership, please sign in partnership name by authorized person. SIGNATURE(S)_____________________________________________Dated:_______________

Please sign as registered and return promptly in the enclosed envelope. Executors, trustees and other signing in a representative capacity should include their names and the capacity in which they sign.